Exhibit 99.2

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

FOR IMMEDIATE RELEASE

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS INC.
ANNOUNCES PRIVATE PLACEMENT CLOSING

August 19, 2008 – Titan Trading Analytics Inc. (“Titan” or the “Corporation”) announced today that the Company closed a non-brokered private placement (“Private Placement”) of units (“Units”), subject to regulatory approval, which raised $750,000 Canadian.  The Company will issue 2,500,000 Units at $0.30 Canadian ($0.28 US) per Unit.  Each Unit consists of one common share and one common share purchase warrant (a “Warrant”).  Each Warrant is exercisable into one common share at a price of $0.40 Canadian ($0.38 US) and will expire August 19, 2010.  The securities issued under the private placement are subject to a four-month hold period.

It is anticipated that Titan will use the proceeds to enhance marketing and training programs, software development and for working capital.

In connection with the Private Placement, Kenneth Powell, Director, President & CEO of the Corporation, purchased 2,000,000 Units and concurrently sold through the facilities of the TSX Venture Exchange 2,000,000 common shares from his personal holdings to certain investors.

FOR FURTHER INFORMATION PLEASE CONTACT:
Titan Trading Analytics Inc.
Kenneth W. Powell, President & CEO
(780) 438-1239

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.